EXHIBIT 99.1

For Immediate Release	Date: February 2, 2023
23-9-TR

Teck Announces Completion of Sale of Fort Hills Interests

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has completed the sale of its 21.3% interest in the Fort Hills Energy Limited Partnership (“Fort Hills”) to Suncor Energy Inc. (“Suncor”) and TotalEnergies EP Canada Ltd. (“TotalEnergies”), a subsidiary of TotalEnergies SE. Teck received aggregate cash proceeds of approximately $1 billion and does not anticipate any tax payable on the disposition.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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